FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 9, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2010
ARM HOLDINGS PLC.

	By:	/s/ Tim Score
		Name:	Tim Score
		Title:	Chief Financial Officer

Item 1

ARM ACCELERATES SOFTWARE DEVELOPMENT ON HARDWARE ASSISTED VERIFICATION SYSTEMS WITH VSTREAM

CAMBRIDGE, UK – Jun. 9, 2010 – ARM today announced the availability of the ARM® VSTREAM™ virtual debug interface;  a fast and flexible virtual link that connects software debuggers to hardware assisted verification systems. VSTREAM enables more efficient software development in the early stages of system design, improving the utilization of hardware resources and reducing project risk and time-to-market for new ARM processor-based devices.

When used in conjunction with VSTREAM, software debuggers such as the ARM RVD™ debugger provide a responsive graphical debug environment for processors running on verification systems. From the debugger it is possible to stop the processor, view and change the value of processor registers and system memory and single-step through code. With VSTREAM large software images can be downloaded to memory in a matter of seconds.

VSTREAM implements a transaction-based connection to the RTL, not requiring any external hardware accessories to be physically attached. This lowers the setup and maintenance cost of hardware assisted verification farms and increases their flexibility when handling multiple remote debugger connections.

All current ARM Cortex™ processors are supported by VSTREAM, including the ARM Cortex-A5 and ARM Cortex-M0 processors. Furthermore, it enables the simultaneous connection of multiple debuggers to a target, an essential function in bringing up multicore devices, such as those based on the Cortex-A9 MPCore™ processor.

"System integration and validation are key requirements of the EDA360 vision. A combination of Cadence Verification Computing Platform, Palladium XP, and ARM’s VSTREAM provides great visibility and turnaround time for application-driven ARM-based system developers,” said Ran Avinun, Product Management Group Director for System Design and Verification at Cadence Design Systems. “Now Cadence and ARM deliver a hybrid environment supporting transaction-based acceleration and in-circuit emulation where multiple developers can enjoy increased productivity by validating their hardware and software pre-silicon, concurrently”.

 “Mentor Veloce emulators are widely used to validate and debug real-time operating systems and device drivers, running on complex systems-on chip (SoC),” said Jim Kenney, marketing director of Mentor Graphics Emulation Division. “The VSTREAM transactor executing on Veloce’s TestBench XPress high-performance transaction environment delivers a 10x boost in debug performance when compared with serial JTAG. Our collaboration with ARM insures VSTREAM and Veloce deliver a highly productive embedded software debug experience.”

“ARM is committed to providing our Silicon Partners with the best software tools to increase their design efficiency and reduce their time-to-market,” said John Cornish, System Design Division executive vice president and general manager, ARM. “With the addition of VSTREAM to our range of development tools, a single debug environment can be used throughout the SoC design cycle, from SystemC models to emulation and final silicon.”

See VSTREAM at DAC - 16-18 June 2010
A VSTREAM demo will be available at the Cadence booth (number 1334) and Mentor Graphics booth (number 1383).

Availability
VSTREAM is available now for usage with Cadence Palladium series and Palladium XP emulators, and with Mentor Veloce emulators. Support for other EDA tools will be added throughout the second half of 2010. For further details on VSTREAM visit www.arm.com/vstream or contact your ARM representative.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ARM and Thumb are registered trademarks of ARM Limited. Cortex, Keil and Connected Community are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:

Alan Tringham	Charlene Marini
ARM	ARM
+44 1223 400947	+1 408-576-1131
alan.tringham@arm.com	charlene.marini@arm.com

Racepoint Group Europe

Kersti Klami / Alice Jackson / Blaise Hammond
+44 (208) 752 3215
armuk@racepointgroup.com

ARM and RealView are registered trademarks of ARM Limited. Cortex, MPCore and CoreSight are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB